EXHIBIT 99.1

TTI Telecom Reports First Quarter 2009 Financial Results

            Q1 Operating Income Increase 12% Year-over-Year
           Q1 Operating Expenses Decrease 22% Year-over-Year
                Q1 Revenues Decrease 15% Year-over-Year

ROSH HA'AYIN, Israel, May 20, 2009 (GLOBE NEWSWIRE) -- TTI Team Telecom International Ltd. (Nasdaq:TTIL), ('the Company'), a global supplier of Operations Support Systems (OSS) to communications service providers, today announced the results of the first quarter ending on March 31, 2009.

Total revenues for the first quarter were $11.1 million, compared to $13 million in the first quarter of 2008, and $11.7 million in the fourth quarter of 2008. Total operating expenses were $5.3 million, compared to $6.8 million in the first quarter of 2008 and $7.8 million in the fourth quarter of 2008.

The Company noted that the decrease in operating expenses can be explained by the cost saving measures that the company has taken and by the volatility in the currency markets, particularly the strength of the US dollar compared to the Israeli Shekel.

Operating income for the quarter was $531 thousand compared with an operating income of $473 thousand for the first quarter of 2008 and an operating loss of 1.7 million in the fourth quarter of 2008. Net income was $466 thousand, or $0.02 per basic and diluted share, compared to a net income of $873 thousand, or $0.05 per basic and diluted share in the first quarter of 2008 and a net loss of $2.1 million, or $0.13 per basic and diluted share in the fourth quarter of 2008.

As of March 31, 2009, the Company had approximately 26.7 million dollars in cash and cash equivalents. This compares to 25 million dollars of cash and cash equivalents that the company had on December 31, 2008.

"While TTI had a positive first quarter, visibility for future business remains limited. We therefore continue to monitor the market trends while maintaining tight cost controls," said Meir Lipshes, Chairman and CEO of TTI Telecom. "We are encouraged by the increase in our cash and cash equivalents which emphasizes the financial stability of the company and its ability to weather this recession smoothly."

Mr. Lipshes continued, "Staying in close contact with our customers, we do see a continuous need for efficient service assurance solutions. Yet our customers are also taking cost saving measures; the solutions that they require need to be quickly implemented and need to provide a fast return on investment. Understanding that, we continue to support our current customers while gaining new customers that appreciate our strong products, our fast responsiveness, TTI's stable financial balance sheet, our highly skilled workforce and our ability to continue to innovate, even in tough times."

Conference Call Information:

TTI Team Telecom International Ltd. (Nasdaq:TTIL), ('TTI Telecom'), a global supplier of Operations Support Systems (OSS) to communication service providers, announced today that it will release the first quarter 2009 results on May 20, 2009. Management will host a conference call at 9:00 a.m. ET for interested investors and analysts.

To participate in the live call, please dial the following teleconferencing numbers at least five minutes before the scheduled start time: (888) 229-0736 in the U.S., or (706) 679-0692 internationally. Participants will be asked to provide the following access code: 99814691.

For those unable to participate in the live call, a replay will be available two hours after the call's completion. To access the replay, please call (800) 642-1687 in the U.S., and (706) 645-9291 internationally. The access code for the replay is 99814691. The recording will be available from: 05/20/2009 12:15 to 05/25/2009 23:59.

Additionally, a recording of the call will be available, twelve hours after the call's completion, as an MP3 file at www.tti-telecom.com.

About TTI Telecom:

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

                 TTI TEAM TELECOM INTERNATIONAL LTD.
                         STATEMENTS OF INCOME
                    (in thousands of U.S. dollars)

                                                 Three Months Ended
                                                      March 31
                                              -------------------------
                                                     Unaudited
                                              -------------------------
                                                  2008         2009
                                              -----------  ------------
 Revenues

 Product                                      $     8,462  $     5,591
 Services                                           4,587        5,515
                                              -----------  ------------
 Total revenues                                    13,049       11,106
                                              -----------  ------------
 Cost of revenues:
 Product                                            3,821        3,573
 Services                                           1,970        1,726
                                              -----------  ------------

 Total cost of revenues                             5,791        5,299
                                              -----------  ------------

 Gross profit                                       7,258        5,807
                                              -----------  ------------
 Operating expenses:
 Research and development                           3,002        2,086
 Sales and marketing                                2,420        2,067
 General and administrative                         1,363        1,123
                                              -----------  ------------

 Total operating expenses                           6,785        5,276
                                              -----------  ------------

 Operating income                                     473          531
 Financial income (loss), net                         578          (14)
                                              -----------  ------------

 Income before taxes on income                      1,051          517
 Taxes on income                                      178           51
                                              -----------  ------------

 Net income                                   $       873  $       466
                                              ===========  ============

 Net income attributed to preferred shares    $       135  $        72
                                              ===========  ============

 Net income available to ordinary shares      $       738  $       394
                                              ===========  ============

 Basic and diluted income per share
  attributable to Ordinary shareholders       $      0.05  $      0.02
                                              ===========  ============

 Weighted average number of shares used for
  computing net income per share to
  ordinary shareholders

 Basic and diluted                             16,003,158   16,003,158
                                              ===========  ============

                 TTI TEAM TELECOM INTERNATIONAL LTD.
                     CONSOLIDATED BALANCE SHEET
                    (in thousands of U.S dollars)

                                               Dec. 31,    March 31,
                                                 2008        2009
                                               ---------   ---------

 ASSETS

 CURRENT ASSETS:
 Cash and cash equivalents                     $ 24,957    $ 26,700
 Trade receivables                               10,032       7,700
 Unbilled receivables                             3,215       3,149
 Related parties                                    459         451
 Other accounts receivable and
  prepaid expenses                                2,305       2,736
                                               ---------   ---------

 Total current assets                            40,968      40,736
                                               ---------   ---------

 LONG-TERM INVESTMENTS:

 Investment in affiliate                            165         165
 Severance pay fund                               3,836       3,413
                                               ---------   ---------

 Total long-term investments                      4,001       3,578
                                               ---------   ---------

 PROPERTY AND EQUIPMENT

 Cost                                            26,332      20,269
 Less - accumulated depreciation                 19,049      13,180
                                               ---------   ---------

 Property and equipment, net                      7,283       7,089
                                               ---------   ---------

 OTHER INTANGIBLE ASSETS, Net                       149         149
                                               ---------   ---------

 Total assets                                  $ 52,401    $ 51,552
                                               =========   =========

 LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:

 Trade payables                                $  2,284    $  2,096
 Related parties                                    420         426
 Deferred revenues                                3,648       4,530
 Other accounts payable and accrued expenses      6,787       5,579
                                               ---------   ---------

 Total current liabilities                       13,139      12,631
                                               ---------   ---------

 ACCRUED SEVERANCE PAY                            6,412       5,724
                                               ---------   ---------

 Long term liability                              1,372       1,224
                                               ---------   ---------

 SHAREHOLDERS' EQUITY:
 Share capital                                    2,595       2,595
 Additional paid-in capital                      75,251      75,280
 Accumulated other comprehensive loss              (170)       (170)
 Accumulated deficit                            (46,198)    (45,732)
                                               ---------   ---------

 Total shareholders' equity                      31,478      31,973
                                               ---------   ---------

                                               $ 52,401    $ 51,552
                                               =========   =========

CONTACT:  TTI Telecom
          Rebecca (Rivi) Aspler, Investor Relations Manager
          +972-3-926-9093
          Mobile: +972-54-777-9093
          Fax:  +972-3-926-9574
          rebecca.aspler@tti-telecom.com